Exhibit 99.1

  Qiao Xing Mobile's Subsidiary, CECT, and Bei Dou (www.139shop.com) Establish New Strategic Partnership with a RMB 1 Billion Agreement

    BEIJING--(BUSINESS WIRE)--Aug. 15, 2007--Qiao Xing Mobile Communication Co., Ltd. ("Qiao Xing Mobile" or the "Company") (NYSE:
QXM), one of China's leading domestic manufacturers of mobile handsets operating its business primarily through its subsidiary, CEC Telecom Co., Ltd. ("CECT"), today announced it has signed a RMB 1 billion agreement with Bei Dou Communication & Equipment Co Ltd. ("Bei Dou"), the largest mobile handset Internet sales platform in China to establish a new e-commerce and promotional outlet for selling the Company's handsets. According to the agreement, both companies have agreed to deepen strategic ties, especially related to Internet sales, retail channel development, as well as other value-added services.

    The new alliance between the two companies marks a significant breakthrough in the handset industry in China as it adds an additional marketing and promotional component to the traditional distribution platform and TV infomercial sales network. Through this agreement, CECT will able to deal with retail outlets as well as customers directly via Bei Dou's handset e-commerce platform. CECT will provide a set of training programs to retailers, including product education, pricing management, customer targeting and other selling techniques, as well as technical support.

    Mr. Wu ZhiYang, Chairman of Qiao Xing Mobile, commented, "E-commerce channels are some of the most efficient outlets in term of cost effectiveness and operating efficiency, especially for the sale of mobile handsets. We believe this agreement will allow us to enhance our competitiveness by lowering our distribution costs and overall operating expenses. We believe it will benefit customers as well since they will be able to more easily obtain information about our products, and then make fully educated purchasing decisions. Our differentiated handsets often have fairly unique features which make this a perfect outlet for us and we are quite optimistic about the potential."

    About Qiao Xing Mobile Communication Co., Ltd.:

    Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the "CECT" brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins.

    Safe Harbor Statement

    This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ''aim,'' ''anticipate,'' ''believe,'' ''continue,'' ''estimate,'' ''expect,'' ''intend,'' ''is /are likely to,'' ''may,'' ''plan,'' ''potential,'' ''will'' or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of August 15, 2007, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.

    CONTACT: Qiao Xing Mobile Communication Co., Ltd.
             Tao Ma, 8610 6250 1706
             matao@qxmc.com
             or
             Christensen
             Shelldy Cheung, 852 2117 0861
             scheung@ChristensenIR.com
             or
             Christopher Gustafson, 212-618-1978
             cgus@christensenIR.com